Exhibit 99.1

MAGIC SOFTWARE ENTERPRISES LTD.
5 HaPlada Street, Or Yehuda 6021805, Israel

November 13, 2014

NOTICE OF 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 22, 2014

Magic Software Enterprises Ltd. Shareholders:

We cordially invite you to attend the 2014 Annual General Meeting of Shareholders of Magic Software Enterprises Ltd., to be held at 10:00 a.m. (Israel time) on Monday, December 22, 2014, at our offices at 5 HaPlada Street, Or Yehuda 6021805, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To re-elect three directors for terms expiring at our 2015 Annual General Meeting of Shareholders;
2.	To elect Mr. Ron Ettlinger to serve as an external director (as such term is defined in the Israeli Companies Law) for a three-year term.
3.	To approve the compensation policy for our directors and officers;
4.	To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2014 and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the compensation for such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2013 will be reviewed and discussed at the Meeting.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on November 12, 2014 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 72 hours prior to the time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 5 HaPlada Street, Or Yehuda, 6021805, Israel, Attention: Corporate Secretary.

Sincerely,

Naamit Salomon
Chairman of the Board of Directors

MAGIC SOFTWARE ENTERPRISES LTD.
5 HaPlada Street, Or Yehuda 6021805, Israel
+972-3-538-9480

PROXY STATEMENT

2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magic Software Enterprises Ltd. to be voted at the 2014 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2014 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on Monday, December 22, 2014, at our offices at 5 HaPlada Street, Or Yehuda 6021805, Israel.

This Proxy Statement, the attached Notice of 2014 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about November 17, 2014.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) re-election of three directors for terms expiring at our 2014 Annual General Meeting of Shareholders; (ii) election of Mr. Ron Ettlinger to serve as an external director (as such term is defined in the Israeli Companies Law) for a three-year term; (iii) approval of a compensation policy for our directors and officers; and (iv) ratification and approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2014 and authorization of our Board of Directors to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services. In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2013 will be reviewed and discussed at the Meeting.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director listed in this Proxy Statement and FOR all of the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.1 per share, as of the close of business on November 12, 2014 are entitled to notice of, and to vote in person or by proxy at the Meeting. As of November 12, 2014, the record date for determination of shareholders entitled to vote at the Meeting, there were 44,169,217 outstanding ordinary shares.

•	Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.
•	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR.

If voting by virtue of a “legal proxy” or by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 72 hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting. The presence of two shareholders, holding at least one-third of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. If there is not a legal quorum within half an hour of the scheduled time of the Meeting, the Meeting will be adjourned to the same day in the following week at the same time and place or to any other time and place as the chairman of the board of directors may determine with the consent of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment. At the reconvened Meeting, the presence of at least two shareholders, represented in person or by proxy, will constitute a quorum. This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Annual Meeting. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indications from our principal shareholder, Formula Systems (1985) Ltd., or Formula Systems, which holds approximately 51.5% of our issued and outstanding ordinary shares, that it presently intends to vote for all of the nominees for director and in favor of all of the other proposals to be acted upon at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of November 12, 2014 regarding the beneficial ownership by (i) all shareholders known to us to beneficially own 5% or more of our outstanding ordinary shares, (ii) each director; and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Asseco Poland S.A.(3)	19,942,304	45.2%
Formula Systems (1985) Ltd.(3)	19,942,304	45.2%
Guy Bernstein	150,000	*
Asaf Berenstin(4)	72,500	*
Itiel Efrat	—	—
Naamit Salomon	18,000	*
Yehezkel Zeira	—	—
All directors and executive officers as a group (5 persons)	240,500	*

*	Less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2)	The percentages shown are based on 44,169,217 ordinary shares issued and outstanding as of November 12, 2014.
(3)	Formula Systems, an Israeli company traded on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange, holds 19,942,304 or 51.2% of our outstanding ordinary shares. Formula Systems is controlled by Asseco Poland S.A., or Asseco, a Polish company listed on the Warsaw Stock Exchange, which holds 46.3% of the ordinary shares of Formula Systems. Accordingly, Asseco ultimately controls our company. The address of Formula Systems is 5 Haplada Street, Or-Yehuda, Israel. The address of Asseco is 35-322 Rzeszow, ul. Olchowa 14, Poland.
(4)	Subject to currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price ranging from $0 to $4.0 per share that expire from 2018 through 2021.

I. RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Our articles of association provide for a board of directors consisting of no less than three and no more than 11 members or such other number as may be determined from time to time at a general meeting of shareholders. Our board of directors is currently composed of five directors.

Pursuant to our articles of association, all of our directors are elected at our annual general meeting of shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting. Except for our external directors (as described below), our directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed. Directors (other than external directors) may be removed earlier from office by resolution passed at a general meeting of our shareholders. Our board of directors may temporarily fill vacancies in the board until the next annual meeting of shareholders, provided that the total number of directors will not exceed the maximum number permitted under our articles of association.

We are exempt from the NASDAQ Stock Market Rules’ requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders, unless otherwise provided in a company’s articles of association. Our articles of association do not provide otherwise. Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

At the Meeting, shareholders are being asked to re-elect each of our current directors who is not an external director, Mr. Guy Bernstein, Ms. Naamit Salomon and Mr. Yehezkel Zeira, to hold office until our 2015 Annual General Meeting of Shareholders and until their successors are elected and qualified. All of the directors standing for re-election at the Meeting were elected to serve in such capacity by our shareholders at our 2013 Annual General Meeting of Shareholders.

As required by Israeli law, each of the director nominees named above has declared in writing that: (i) he or she possess the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (ii) he or she was not convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422 – 428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he or she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him or her from serving as a director; and (iv) he or she has not been declared bankrupt or incompetent. Such declarations are available for review at our registered office.

If re-elected at the Meeting, we will pay each of Mr. Zeira and Ms. Salomon compensation in the amount equal to the amount paid to our external directors, as provided in the regulations adopted under the Israeli Companies Law. Mr. Bernstein does not receive any compensation for his role as a director.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held:

Guy Bernstein (46) has served as our chief executive officer since April 2010 and has served as a director of our company since January 2007. Mr. Bernstein served as the chairman of our board of directors from April 2008 to April 2010. Mr. Bernstein has served as the chief executive officer of Formula Systems, our parent company, since January 2008. From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our former controlling shareholder. Mr. Bernstein also serves as the chairman of the board of directors of Sapiens International Corporation N.V., or Sapiens, and is the chairman of the board of directors of Matrix IT Ltd., both of which are subsidiaries of Formula Systems. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze and he has served as a director of Emblaze since April 2004. Prior to that and from 1999,

Mr. Bernstein served as our chief financial and operations officer. Prior to joining our company, Mr. Bernstein was at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he acted as senior manager from 1994 to 1997. Mr. Bernstein holds a B.A. degree in accounting and economics from Tel Aviv University and is a certified public accountant (CPA) in Israel.

Naamit Salomon (49) has served as director of our company since March 2003. Since January 2010, Ms. Salomon has served as a partner in an investment company. Ms. Salomon serves as a director of Sapiens, which is part of the Formula group. Ms. Salomon served as the chief financial officer of Formula Systems from August 1997 until December 2009. From 1990 through August 1997, Ms. Salomon served as the controller of two large privately held companies in the Formula group. Ms. Salomon holds a B.A. degree in economics and business administration from Ben Gurion University and an L.L.M. degree from Bar-Ilan University.

Yehezkel Zeira (70) has served as a director of our company since December 2005 and is a member of our audit committee. Mr. Zeira has served as an independent IT consultant since 2001. From 2000 to 2001, Mr. Zeira served as executive vice president international of Ness Technologies Inc., and from 1970 to 2000, Mr. Zeira served in various positions at Advanced Technology Ltd., including as chief executive officer which position he assumed in 1982. Mr. Zeira was also a lecturer at Ben Gurion University Faculty of Engineering. Mr. Zeira holds a B. Sc. degree in industrial engineering and an M. Sc. degree in operations research, both from the Technion — Israel Institute of Technology and has participated in the Harvard Business School program for management development.

For details about beneficial ownership of our shares held by any of these nominees, see above under the title “Security Ownership of Certain Beneficial Owners and Management.” We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director. We do not have any understanding or agreement with respect to the future election of any of the nominees named.

The Board of Directors recommends a vote FOR the election of each of the nominees named above.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors the nominees named above.

BOARD OF DIRECTORS, COMMITTEES AND COMPENSATION DISCUSSION AND ANALYSIS

Board of Directors

According to the Israeli Companies Law and our Articles of Association, the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Under the Israeli Companies Law, our board of directors is required to determine the minimum number of directors who must have “accounting and financial expertise” (as such term is defined in regulations promulgated under the Israeli Companies Law). In determining such number, the board of directors must consider, among other things, the type and size of the company and the scope of and complexity of its operations. Our board of directors has determined that at least one director must have “accounting and financial expertise,” within the meaning of the regulations promulgated under the Israeli Companies Law.

External and Independent Directors

External Directors.  The Israeli Companies Law requires companies incorporated under the laws of the State of Israel with shares that have been offered to the public in or outside of Israel to appoint at least two external directors. No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an “office holder” as defined in the Israeli Companies Law, however, “affiliation” does not include service as a director of a private company prior to its first public offering if the director was appointed to such office for the purpose of serving as an external director following the company’s first public offering. In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

At least one of the external directors must have “accounting and financial expertise” and the other external directors must have “professional qualifications,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

Each committee of the board of directors must include at least one external director and the audit committee must be comprised of at least three directors and include all the external directors. An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service. Until the lapse of two year from termination of office, we may not engage an external director to service as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

Our external directors are Mr. Itiel Efrat and Mr. Elan Penn. Mr Penn’s tenure as an external director is ending and at this Meeting, Mr. Ron Ettlinger is our nominee to succeed him as an external director.

Independent Directors.  NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members and only of independent directors each of whom satisfies the respective “independence” requirements of the SEC and NASDAQ.

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an outside director; or (ii) a director that serves as a board member less than nine years and the audit committee has approved that he or she meets the independence requirements of an outside director. A majority of the members serving on the audit committee must be independent under the Israeli Companies Law. In addition, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law. Pursuant to

Israeli regulations adopted in January 2011, directors who comply with the independence requirements of NASDAQ and the SEC are deemed to comply with the independence requirements of the Israeli Companies Law. We have not included such a provision in our articles of association.

Our board of directors has determined that Mr. Efrat and Mr. Penn both qualify as independent directors under the SEC and NASDAQ requirements and as external directors under the Israeli Companies Law requirements. Our board of directors has further determined that Mr. Yehezkel Zeira qualifies as an independent director under the SEC, NASDAQ and Israeli Companies Law requirements. Our nominee for external director, Mr. Ron Ettlinger, will also, if elected, qualify as an independent director under the SEC and NASDAQ requirements and as an external director under the Israeli Companies Law requirements.

As a controlled company, within the meaning of NASDAQ Stock Market Rule 5615(c)(1), we are exempt from the NASDAQ Stock Market Rules requirement that a majority of a company’s board of directors qualify as independent directors, within the meaning of the NASDAQ Stock Market Rules.

Committees of the Board of Directors

Audit Committee.  Our audit committee, established in accordance with Sections 114 – 117 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any irregularities in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such irregularities and such other duties as may be directed by our board of directors. The responsibilities of the audit committee also include approving related-party transactions as required by law. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

Our audit committee also serves as our Financial Statement Review Committee, as defined in regulations promulgated under the Israeli Companies Law.

Our audit committee is currently composed of Messrs. Efrat, Zeira and Penn, each of whom satisfies the respective “independence” requirements of the SEC and NASDAQ. We also comply with Israeli law requirements for audit committee members. Our board of directors has determined that Mr. Efrat qualifies as a financial expert. Our nominee for external director, Mr. Ettlinger, also satisfies the respective “independence” requirements of the SEC and NASDAQ. The audit committee meets at least once each quarter.

Compensation Committee.  In accordance with the Israeli Companies Law, we have a compensation committee, whose role is to: (i) recommend a compensation policy for office holders and to recommend to the board, once every three years, on the approval of the continued validity of the compensation policy that was determined for a period exceeding three years; (ii) recommend an update the compensation policy from time to time and to examine its implementation; (iii) determine whether to approve the terms of service and employment of office holders that require the committee’s approval; and (iv) exempt a transaction from the requirement of shareholders’ approval in accordance with the provisions of the Israeli companies Law. The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company.

Under the Israeli Companies Law, a compensation committee must consist of no less than three members, including all of the external directors (who must constitute a majority of the members of the committee), and the remainder of the members of the compensation committee must be directors whose terms of service and employment were determined pursuant to the applicable regulations. The same restrictions on the actions and membership in the audit committee as discussed above under “Audit Committee”, including the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee, also apply to the compensation committee. We have established a compensation committee that is currently composed of our external directors, Mr. Penn and Mr. Efrat, and Mr. Zeira, an independent director. Our nominee for external director, Mr. Ettlinger, will, if elected, replace Mr. Penn on the compensation committee.

Compensation Policy

Our compensation committee adopted a compensation policy and will be required to approve our compensation policy at least once every three years. The compensation policy was approved by our board of directors, after considering the recommendations of our compensation committee, and should be approved by our shareholders by a special majority in this Meeting.

The Compensation Policy was formulated and will be periodically reevaluated in accordance with the following considerations: (i) the advancement of the company’s goals, its work plan and its policy with a long term view; (ii) the creation of appropriate incentives for the office holders of the company, considering, among other things, the risk management policy of the company; (iii) the size of the company and the nature of its operations; and (iv) in connection with the terms of service and employment that include variable components — the contribution of the office holder to the achievement of the company’s goal and to the maximization of its profits, all with a long term view and in accordance with the position of the office holder.

Summary Compensation Table

Name and Position	Year	Salary	Bonus(1)	Equity Based Compensation(2)	All Other Compensation(3)	Total
Arik Kilman, President, AppBuilder Solutions Division	2013	$180,000	$747,716	$0	$2,825	$930,541
Yuki Tsaroya, President, Coretech Consulting Group LLC	2013	$145,000	$430,000	$974	$25,000	$600,974
Udi Ertel, President, Software Division	2013	$184,499	$98,892	$51,343	$40,042	$374,775
Moshe Gez, Chief Executive Officer, Complete Business Solutions	2013	$253,886	$0	$0	$31,878	$285,764
Yoram Aharon, Chief Executive Officer, Magic Software Enterprises Ltd.	2013	$156,402	$50,722	$0	$40,182	$247,307

(1)	Amounts reported in this column represent annual incentive bonuses granted to the covered executives based on performance-metric based formulas set forth in their respective employment agreements.
(2)	Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for share-based compensation.
(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective covered executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security, and other personal benefits and perquisites consistent with our company’s guidelines. All amounts reported in the table represent incremental cost to our company.

II. ELECTION OF EXTERNAL DIRECTOR
(Item 2 on the Proxy Card)

Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public are required to appoint at least two external directors. The Israeli Companies Law provides that a person may not be appointed as an external director if (i) the person is a relative of a controlling shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation (as such term is defined in the Israeli Companies Law) with the company, or the controlling shareholder or at the date of appointment to a relative of the controlling shareholder or to another corporation; (iii) in a company that does not have a controlling shareholder or a shareholder holding a controlling block — also an affiliation, at the date of appointment, to the chairman of the board of directors, the chief executive officer, a substantial shareholder or the most senior financial officer and (iv) if such person’s relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with whom the external director himself may not be affiliated. The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an external director of a company that is offering its shares to the public for the first time). In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an external director is appointed all members of the board of directors who are not controlling shareholders or their relatives, are of the same gender, then that external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

External directors are elected by shareholders. External directors serve for a three-year term, which may be renewed for two additional three-year periods through one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint external directors for their initial term (described above); or (ii) one or more shareholders holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by the majority set forth above. External directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Mr. Itiel Efrat was initially elected to serve as an external director at our 2006 annual general meeting of shareholders and was since re-elected for two additional three-year terms. Mr. Elan Penn was elected to serve as an external director at our 2011 annual general meeting of shareholders for a third three-year term. His term is ending at this Meeting, and our nominee to succeed him as an external director, to be elected for an initial three-year term is Mr. Ron Ettlinger.

Our Board of Directors has determined that Mr. Efrat and Mr. Ettlinger both qualify as external directors under the Israeli Companies Law requirements. In addition, our Board of Directors has determined that Mr. Efrat has “accounting and financial expertise” and Mr. Ettlinger has “professional qualifications,” as such terms are defined under the Israeli Companies Law.

As required by Israeli law, Mr. Ettlinger has declared in writing that: (i) he meets the requirements of an external director; (ii) he possess the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of our company; (iii) he was not convicted by a conclusive judgment: (a) for an offense under Sections 290 to 297, 392, 415, 418 to 420 or 422 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iv) he is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli

Companies Law that prohibits him from serving as a director; (v) he has not been declared bankrupt or incompetent; and (vi) he possesses accounting and financial expertise. Such declaration is available for review at our registered office.

We are not aware of any reason why the nominee, if elected, would be unable or unwilling to serve as an external director. In the event that the named nominee for external director would be unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our Board of Directors.

Set forth below is a brief biography of the nominee for external director, based upon our records and information furnished to us by him.

Nominee for Election as an External director

Ron Ettlinger (48) Mr. Ettlinger has been the founder and chief executive officer of “Nippon Europe Israel Ltd.,” a leading provider of car multimedia advanced systems, since October 2000. Prior to that, Mr. Ettlinger has been the owner and general manager of Universal Ltd., a car service. Since July 2014, Mr. is also the founder and chief executive officer of Nippon Lights Ltd., a leading provider of LED lights and panels. Mr. Ettlinger holds a B.A. degree in business, major in finance and marketing, from Tel-Aviv College of Management.

The election of the nominee for external director requires the affirmative vote of (i) the majority of the votes actually cast with respect to such proposal including at least a majority of the voting power of the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) or those shareholders who do not have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder, who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the meeting, provided that the total votes cast in opposition to such proposal by the non-controlling shareholders or those shareholders who have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder (as such term is defined in the Israel Securities Law, 1968) does not exceed 2% of all the voting power in the Company.

The Board of Directors recommends a vote FOR the election of the nominee for external director named above.

III. APPROVAL OF A COMPENSATION POLICY FOR OUR DIRECTORS AND OFFICERS
(Item 3 on the Proxy Card)

In accordance with Amendment No. 20 to the Israeli Companies Law, or Amendment No. 20, a public company, such as our company, is required to adopt a compensation policy setting forth the principles that govern the terms of office and employment (including cash and equity-based compensation, exemption from liability, indemnification, D&O insurance and other benefits and payments related to the service and employment) of the “office holders” of a company, as defined in the Israeli Companies Law. These amendments to the Companies Law also define the criteria to be considered or included in the compensation policy. Subject to certain exceptions, the compensation policy must be approved by the company’s shareholders.

Our board of directors, based on the recommendation of our compensation committee, has resolved to approve the compensation policy in the form attached as Exhibit A to this Proxy Statement. Our compensation committee and our board of directors believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of the company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company. Our compensation committee and board of directors also seek to ensure that we maintain our ability to attract and retain superior employees in key positions and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of a selected group of our peer companies and the broader marketplace from which we recruit and compete for talent. Our board of directors believes that the proposed compensation policy properly balances the requirements of the Israeli Companies Law and the philosophy and objectives described above.

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

“RESOLVED, to approve the Compensation Policy of the Company in the form attached as Exhibit A to the Proxy Statement for the 2014 Annual General Meeting of Shareholders.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in the approval of the compensation policy and who participate in the voting at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the approval of the compensation policy do not represent more than 2% of the total voting rights in the company. The Board of Directors may adopt the Compensation Policy even if it was not approved by the Shareholders, provided that each of the Compensation Committee and the Board of Directors has reviewed the compensation policy, and gives detailed reasoning for their determination that such policy is for the best interests of the company.

IV. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 4 on the Proxy Card)

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2014 and until the annual general meeting of shareholders to be held in 2015, pursuant to the recommendation of our Audit Committee and Board of Directors. Kost Forer Gabbay & Kasierer has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

In accordance with applicable law and our Articles of Association, our Board of Directors has delegated to our Audit Committee the authority to determine the remuneration of Kost Forer Gabbay & Kasierer according to the volume and nature of their services. With respect to fiscal year 2013, we paid Kost Forer Gabbay & Kasierer approximately $238,000 for audit services, approximately $24,000 for audit-related services and approximately $47,000 for tax services.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the independent registered public accountants of Magic Software Enterprises Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2013 and until its 2014 annual general meeting of shareholders, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

V. REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND
CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and consolidated financial statements for the year ended December 31, 2013 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote of the shareholders.

Our annual report on Form 20-F for the year ended December 31, 2013, including the auditor’s report and our audited consolidated financial statements for the year ended December 31, 2013, which was filed with the Securities and Exchange Commission on February 24, 2014, is available on our website at www.magicsoftware.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

Amit Birk
Corporate Secretary

Dated: November 12, 2014

Exhibit A

Compensation Policy of Magic Software Enterprises Ltd.

1. INTRODUCTION

1.1 Legal Framework:  The Israeli Companies Law, 5759-1999 (hereinafter: the “Companies Law”) requires the board of directors (the “Board”) of Magic Software Enterprises Ltd. (“Magic” or the “Company”), following the recommendation of the compensation committee of the Board (the “Compensation Committee”), to establish and adopt a compensation policy (the “Compensation Policy”). The terms of the Compensation Policy are and will continue to be subject to the provisions of the Companies Law, as amended from time to time.

1.2 Adoption of the Compensation Policy; Approval of Particular Compensation:  This Compensation Policy has been approved by the Board on November 10, 2014, following the approval and recommendation of the Compensation Committee. The adoption of this Compensation Policy is also subject to the approval of Magic’s shareholders at its 2014 annual general meeting (the “General Meeting”). Following the effectiveness of the Compensation Policy, the approval of the shareholders for particular compensation that deviates from the Compensation Policy may be waived in circumstances prescribed by the Companies Law.

1.3 Applicability of the Compensation Policy and Effective Date:  The effective date of this Compensation Policy is the date of its approval by the General Meeting (the “Adoption Date”) and will apply to any compensation determined after the Adoption Date for Magic’s “Office Holders”, as defined in the Companies Law, (collectively, the “Office Holders”): the chief executive officer (“CEO”), members of the Company's executive management, each person fulfilling such positions even if his title is different and directors. The Compensation Policy will not, and is not intended to, apply to or deemed to amend employment and compensation terms of Office Holders existing prior to such date.

Except with respect to the terms of service and employment of Office Holders that were approved prior to the date of approval of this compensation policy, any deviation or exception from the Compensation Policy shall be subject to the approval of the Compensation Committee, the Board and the Company’s shareholders, to the extent required by law.

1.4 Term of the Compensation Policy:  The Compensation Policy will be in effect for a period of three (3) years from the Adoption Date (the “Term”). Following the lapse of the Term, the Compensation Committee will reevaluate the Compensation Policy and, following its re-approval or the adoption of a revised Compensation Policy by the Compensation Committee, it will be brought again to the approval of the Board and the shareholders.

1.5 Applicable Laws:  The provisions and implementation of this Compensation Policy are subject to Magic’s Articles of Association and any applicable law in any territory in which Magic operates and that affects the provisions of this Compensation Policy. The Compensation Policy is based on the principles that will enable a proper balance between the desire to reward and compensate Office Holders for their achievements and the need to ensure that the structure of such compensation is consistent with the best interests and long term strategy of Magic. The Compensation Policy constitutes Magic’s Executive Officers Compensation Policy as defined in section 267a (a) of the Companies Law, and as required by the Companies Law (Amendment No. 20)-2012, and will govern and set the guidelines for the compensation plans for all Office Holders.

1.6 No Entitlement to Compensation.  The adoption of the Compensation Policy will not entitle any Office Holders to receive any elements of compensation described herein. The elements of compensation to which an Office Holder will be entitled will be exclusively those that are determined specifically in relation to him or her in accordance with the requirements of the Companies Law and the regulations promulgated thereunder.

1.7 Timing for approval of Office Holder Compensation:  The compensation of a new Office Holder will generally be determined in accordance with this Compensation Policy prior to the commencement of such Office Holder's employment with Magic. Any exception to this rule will be subject to the approval of the Compensation Committee and the Board.

1.8 Revision to Office Holder Compensation:  The authorized corporate organs of Magic may, from time to time, revise the compensation of an Office Holder in accordance with the terms of the Compensation Policy and the Companies Law.

1.9 Recommendation, Review and Approval of Compensation Policy:  The Compensation Committee will review the Compensation Policy, from time to time, and monitor its implementation, and may recommend to the Board and shareholders to amend the Compensation Policy as it deems necessary from time to time.

1.10 Ratio Between Office Holder Compensation and Compensation of Other Company Employees:  The Company aims to compensate its Office Holders for their contribution to its business success over time, taking into account the extensive responsibility and authority imposed upon them. The Compensation Committee and the Board have examined the ratio between the terms of service and employment of Office Holders and the average and median salary of the other Company employees and contractors, and the ratio between the terms of service and employment of Office Holders and the average and median cost of employment of the other Company employees and contractors. The Compensation Committee and the Board believe that the ratio is appropriate and reasonable taking into account the nature of the Company, its size, value, scale of activity in the various fields, the mixture of manpower and its field of activity and that it does not adversely impact labor relations within the Company.

2. THE COMPENSATION POLICY

2.1 The Purpose:

The purpose of the Compensation Policy is to describe Magic's overall compensation strategy for Office Holders and to provide guidelines for setting compensation of its Office Holders. The Compensation Policy has been adopted in accordance with the requirements of the Companies Law.

The Compensation Committee will be composed of at least three members of the Board. Each member of the Compensation Committee must meet the independence requirements established under applicable law. All of Magic's External Directors (within the meaning of the Companies Law) will be members of the Compensation Committee, and will constitute a majority of the Compensation Committee members. The Chairman of the Compensation Committee will be an External Director.

2.2 Principles of the Compensation Policy:

Magic’s goals in setting the Compensation Policy for the Office Holders is to attract, motivate and retain highly experienced personnel who will contribute to Magic’s growth and success in the future and enhance shareholder value.

The Compensation Policy is intended to align the need to incentivize Office Holders to succeed in achieving their goals with the need to assure that the compensation structure meets Magic’s interests and its overall financial and strategic objectives.

The Compensation Policy is also designed to offer Office Holders a compensation package that is competitive with other companies in our industry, and in particular in the IT industry. In support of this goal, Magic's Office Holder compensation practices are designed to meet the following objectives:

(i)	Promote Magic’s long term goals via its business units, objectives, business plan, financial status, nature of business and shareholder value;
(ii)	Create appropriate incentives for the Office Holders while taking into account the risks accompanying Magic's operations and ensuring that the interests of the Office Holders are closely aligned with the interests of Magic's shareholders;
(iii)	Provide Office Holders with compensation in light of Magic’s size and its line of business;
(iv)	Create appropriate incentives to the Office Holders to pursue the achievement of Magic’s goals and maximize its profits with integrity and fairness;

(v)	Establish a balance between various compensation components including long term and short term incentives as well as between fixed and variable compensation; and
(vi)	Provide increased rewards for superior individual and corporate performance, and substantially reduced or no rewards for average or inadequate performance.

2.3 Factors affecting the compensation of each Office Holder:

The specific compensation of each Office Holder will be reviewed and determined by the Compensation Committee and by the Board while considering, among other things, the following parameters:

(i)	The Office Holder’s education, qualifications, professional experience, expertise and achievements, both prior to and during his engagement with Magic;
(ii)	The Office Holder’s position and area of responsibility;
(iii)	Past compensation agreements, whether with Magic or a different company;
(iv)	The need for Magic to retain Office Holders with special qualifications, knowledge and experience;
(v)	Market data of peer companies, including the terms of service which are offered to the Office Holder in the relevant industry and/or in the geographic area in which he/she operates;
(vi)	The average and median salary of Magic’s employees and service providers, and the effect (if any) of the difference between the compensation of the Office Holder and that of other employees and service providers on employment relations within Magic;
(vii)	The performance of the Office Holder compared to established goals and his or her expected contribution to Magic's future growth and profitability;
(viii)	Past experience that Magic has concerning compensation to its Office Holders and the competitive environment in which Magic operates; and
(ix)	Any requirements prescribed by applicable law from time to time.

Each of the Compensation Committee and the Board may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Compensation Policy, including, without limitation, to assist in collecting relevant data, framing the appropriate factors to be considered and evaluating the different factors being considered.

3. COMPONENTS OF OFFICE HOLDER COMPENSATION

Magic aims to provide its Office Holders with structured compensation packages, including competitive salaries and benefits, performance-motivating cash payout and equity incentive programs.

Several of Magic’s directors, including the External Directors within the meaning of the Companies Law, are paid: (i) an annual cash retainer for Board participation; and (ii) a participation fee for every meeting of the Board or its committees in which the director participates. The amount of such compensation (both annual and per-meeting) is equal to the “fixed amount” of compensation payable to a director of a company of our financial size and character in accordance with the Companies Law regulations (Rules for the Payment of Remuneration and Expenses of External Directors, 2002).

The compensation of an Office Holder may include any of the following components:

3.1 Fixed Cash Compensation (or base salary) and additional related benefits:

3.1.1 A competitive fixed cash compensation (or fee) is essential to Magic’s ability to attract and retain highly skilled professionals in the long term. The fixed cash compensation component will be an absolute number and may be linked to any index or currency (the “Fixed Cash Compensation Component”). The Fixed Cash Compensation Component will be determined by the authorized corporate organs of Magic after their review of the relevant parameters detailed in Article 2 above.

3.1.2 The Fixed Cash Compensation Component will vary among Office Holders, and will be individually determined according to the Office Holder’s respective performance, educational background,

prior business experiences, aptitude, qualifications, role, personal responsibilities and taking into account relevant market practice as a benchmark for the specific role using a peer-group of companies. The peer-group companies will be carefully selected to provide an appropriate comparative model and will be selected based on appropriate similarities taking into account factors such as market capitalization, type of industry, location of listing, level of revenues, number of employees, location of operations, relevance of such factors to the particular executive role being compared and other factors.

3.1.3 The Compensation Committee and the Board may, from time to time, update the Fixed Cash Compensation Component of an Office Holder in accordance with the terms of the Compensation Policy and applicable law.

3.1.4 The Fixed Cash Compensation Component may also include a signing bonus, which will be considered part of the compensation package of the Office Holder. A signing bonus will be granted to an Office Holder only under special circumstances, which will be detailed in writing.

3.1.5 The fixed cash compensation component in any event shall not exceed the following monthly amounts1:

Office Holder	Maximum[2]
CEO	NIS 150,000
President	NIS 100,000
CFO	NIS 75,000
Other Office Holder	NIS 65,000

3.1.6 An Office Holder may be entitled to various additional related benefits and perquisites, which are customary to office holders in similar positions, such as life insurance, pension fund, social benefits, recuperation payment, training fund, sick leave, car expenses, mobile phone, vacation, travel expenses, holiday gifts, disability insurance, subscriptions to relevant literature, certain membership fees, etc. Such benefits and perquisites may vary depending on geographic location and other circumstances.

3.1.7 In exceptional circumstances, and in order to preserve the continued employment of an officer, an officer may be entitled to an additional amount to his compensation that in any event will not exceed NIS 500,000 (on annual basis), for a limited period of time. The payment is subject to the officer’s continued engagement with the Company and to the approval of the relevant organs of the Company. The amount paid to such officer will not exceed 20% of the maximum value of the Variable Cash Compensation Component of an Office Holder.

3.1.8 In the event that the services of the Office Holder are provided via a personal management or service company and not as an employee of Magic, the fees paid to such personal management or service company will reflect, to the extent determined by Magic in the applicable service agreement, the Fixed Cash Compensation Component and the additional related benefits and perquisites (plus applicable taxes such as Value Added Tax), in accordance with the guidelines of the Compensation Policy.

3.2 Variable Cash Compensation Components:

3.2.1 Office Holders other than directors will be incentivized through a program that sets personal and/or company performance targets based on the role of the relevant Office Holder and the scope of his or her responsibilities. Actual payments of variable cash compensation are affected by the Office Holder’s performance and/or by the performance of Magic’s businesses each of which is compared to the performance targets set at the beginning of each year.

[1]	The following amounts do not include the additional compensation detailed in section 3.1.6 and any payments to an Office Holder which are made subject to his continued engagement as provided in section 3.1.7.
[2]	The amounts shall be linked to the Israeli Consumer Price Index, as published by the Israeli Central Bureau of statistics from time to time or by any other official Israeli governmental body. The basis CPI linkage shall be based on the known CPI as of July 1, 2014.

3.2.2 The performance targets and the maximum variable components payable to each Office Holder (other than the CEO and chairman of the Board) will be presented and recommended by Magic's CEO and reviewed and approved by the Compensation Committee, the Board and, in the case of targets and components for directors, the shareholders. The performance targets and the maximum variable components payable to the CEO and the chairman of the Board will be presented and recommended by the Compensation Committee and reviewed and approved by the Board and shareholders.

3.2.3 The variable cash compensation components may include an annual bonus, a Management by Objectives (MBO), Objective Target Bonus (OTB) and Sales Commission or other similar bonuses as applicable to each Office Holder (the “Variable Cash Compensation Components”).

3.2.4 The Variable Cash Compensation Components will be based on Magic’s Key Performance Indicators (the “KPIs”), which will be determined annually by the relevant corporate organs of Magic and/or on personal criteria which will be determined by the CEO (except with respect to the CEO, for whom the criteria will be determined by the Board). Magic will aim to determine the criteria by April 30 of each calendar year. Magic’s KPIs as well as Office Holders personal criteria will be mostly based on quantifiable and measurable criteria. Examples of criteria which may serve as relevant KPIs or personal criteria for Magic are:

(i)	Various financial parameters of Magic’s (or its business units’) performance, such as Revenues, EBITDA, Net Income, etc.;
(ii)	Execution of strategic agreements with partners or investors;
(iii)	Capital raising activities;
(iv)	Internal and external customers’ satisfaction;
(v)	Magic’s expenses and efficiency metrics; and
(vi)	Shareholder value (as measured by the market price of Magic’s ordinary shares).

Notwithstanding the above, the grant of Variable Cash Compensation with respect to any calendar year is subject to Magic, a Magic subsidiary or a Magic division (as applicable to the relevant Office Holder’s responsibilities) achieving, for the calendar year to which the Variable Cash Compensation relates, an EBITDA which is no less than 70% of the EBITDA for the preceding calendar year. “EBITDA” means the EBITDA calculated based on the audited financial statements for the respective calendar year of Magic, a Magic subsidiary or a Magic division (as applicable to the relevant Office Holder’s responsibilities) (the “Normative Profit”).

3.2.5 KPIs and personal criteria may also be based on qualitative criteria. Examples of such qualitative criteria may include:

(vii)	Changes in the area of responsibility of the Office Holder during the past year;
(viii)	Ability of Magic to engage and retain key talent in the area of the Office Holder;
(ix)	The contribution of the Office Holder to the Magic’s business and his cooperation with other members of management to attain Magic’s goals;
(i)	The satisfaction of Magic’s CEO and the Board with the performance of the non-director Office Holders (except with respect to the CEO, in which case such satisfaction will be determined by the Board alone).

3.2.6 The compliance of an Office Holder with the criteria set forth for such Office Holder will be determined by the Compensation Committee and the Board based on the recommendations of Magic’s CEO (except with respect to the CEO), which will detail the reasons for the recommendations.

3.2.7 The maximum value of the Variable Cash Compensation Component for an Office Holder will not exceed two hundred percent (200%) of all other aggregate compensation to be received by such Office Holder, including the Fixed Cash Compensation Component and Equity Based Compensation Component (as defined below), on an annual basis.

3.2.8 Bonus for an extraordinary transaction or effort:  In addition to the bonus component described above, when an extraordinary transaction or effort is expected to take place (for example: a merger, significant acquisition, sale of subsidiary, spin-off, significant debt raise, public/private offerings, or any other specific task that seems fit to the Compensation Committee and Board), and subject to the approval of the Compensation Committee and the Board, a bonus scheme based on measurable and objective criteria may be established with respect to all or some of the Office Holders, with predetermined targets related to the extraordinary transaction.

3.2.9 Notwithstanding the above, the Compensation Committee and the Board may determine, from time to time, for other measurable criteria or reasons which will be detailed in writing, that a certain Office Holder will be entitled to a special bonus as a result of a special contribution of the Office Holder to the success of Magic. Such special bonus will be in excess of the amounts detailed above, and will not exceed the amount of the annual Fixed Cash Compensation Component.

3.3 Equity Based Compensation Component:

3.3.1 Equity compensation may be granted in any form permitted under Magic's equity incentive plans, as in effect from time to time, including stock options, restricted share units and restricted stock (the “Equity Based Compensation Component”). The Equity Based Compensation Component will be granted in accordance with the terms and conditions of the equity incentive plans that are in effect at the time of the grant.

3.3.2 The Equity Based Compensation Component is aimed to align compensation of the Office Holders with the long term goals of Magic and with creating and increasing shareholder value.

3.3.3 The Compensation Committee and the Board will review each of the following parameters prior to the grant of any Equity Based Compensation Component:

(i)	The costs associated with, and the economic value of, the grant to such Office Holder;
(ii)	The rationale of the grant as a way to attain the long term goals of Magic;
(iii)	The terms of the grant, including the exercise price and the vesting period;
(iv)	The ratio between the Equity Based Compensation Component and the amount of Equity Based Compensation Components granted to other Office Holders; and
(v)	Whether there are better alternatives to the long term equity-based compensation.

3.3.4 Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Office Holders will vest gradually over a period of between three to five years; provided, however, that in no event will the vesting period after which an equity award may be exercised (and the value from such award realized by the Office Holder) be set at less than three years. The value of the equity-based compensation will be calculated on the grant date.

3.3.5 A condition precedent to the exercise of any Equity-Based Compensation Component following the expiration of its applicable vesting period is the achievement by Magic or its subsidiary (as applicable) of the Normative Profit (as defined in Article 3.2.4 above) for the calendar year during which the Equity Based Compensation Component is to be exercised. Equity Based Compensation may also be subject to achievement of additional minimum financial criteria which will be determined in advance by the Compensation Committee on the grant date.

3.3.6 The value of the vested Equity Based Compensation Components (as determined on the grant date) for the CEO in a given year will be limited to one percent (1%) of the outstanding share capital of Magic, and 0.25% – 0.5% of the outstanding share capital of Magic, for all other Office Holders. The Compensation Committee and Board will also take into consideration the relationship between the aggregate value of the vested Equity Based Compensation Component and Variable Cash Compensation Component, relative to the Fixed Cash Compensation Component, in accordance with the requirements of the Companies Law. Despite the foregoing limitations, the Compensation Policy does not limit the value of the Equity Based Compensation Component at the time of exercise.

3.3.7 Acceleration of Equity-Based Awards:  Pursuant to the occurrence of certain events, such as a change of control or other corporate transaction (as defined in the applicable equity incentive plan) and in accordance with the original terms of the grant of the equity-based awards, the vesting of up to one hundred percent (100%) of the unvested equity-based awards granted to an Office Holder may be accelerated as long as total number of options accelerated to do not exceed 6% of Magic’s total outstanding shares.

3.4 Insurance and Indemnification:

Office Holders will be entitled to insurance and indemnification as is customary for office holders of public Israeli companies and as detailed in Magic’s Articles of Association.

3.5 Retirement and/or Termination Benefits:

Retirement and/or termination benefits to Office Holders may include the following benefits:

i)	Advance notice — advance notice upon termination of employment for a certain period of time, which in any case will not exceed a term of 6 – 12 months. During such period of time, the Office Holder will be paid and may be required to continue his employment with Magic.
ii)	Severance pay — our Compensation Committee may decide to pay an Office Holder’s severance pay, subject to all applicable laws. For Israeli Office Holders who are subject to the provisions of Section 14 of the Israeli Severance Pay Law, Magic will disburse 8.33% of the fixed monthly salary towards severance pay liability in lieu of paying the full amount of severance pay upon termination of employment.

3.5.1 The Compensation Committee and the Board may also decide to grant a retirement bonus to Office Holders which in any case will be granted within 18 months of termination, including the advance notice period (the “Retirement Bonus”). The decision of the Compensation Committee and the Board may be influenced by various factors, including the following:

(i)	The Office Holder’s position and his area of responsibility at Magic;
(ii)	The Office Holder’s tenure, employment terms and his contribution to the business and profits of Magic;
(iii)	Magic’s performance at that time.
(iv)	The circumstances, which led to the departure of the Office Holder from Magic.

3.5.2 The grant of a Retirement Bonus may be conditioned upon the execution of a waiver of the Office Holder and an obligation of the Office Holder to comply with his confidentiality and non-competition obligations toward Magic following the date of termination of his employment.

3.5.3 Retirement Bonuses will be considered as portions of the compensation packages of the Office Holders.

3.5.4 Following the decision on the retirement of an Office Holder, there will not be any change to his compensation.

3.5.5 A Retirement Bonus will not exceed an amount equal to the departing Office Holder’s annual compensation.

4. Non-Material Deviation.  In the event that the compensation to be paid to any Office Holder pursuant to the Compensation Policy in a given year exceeds, by less than ten percent (10%), the applicable percentage or amount otherwise stated herein as an annual limit for such Office Holder, this Compensation Policy will be deemed amended for the mere sake of increasing the applicable compensation limit for such Office Holder, so that the compensation to be paid will not be deemed a deviation from the terms of this Compensation Policy.

5. Recoupment Policy:  Office Holders are required to return any compensation paid to them on the basis of data included in financial statements that turned out to be erroneous and were subsequently restated during the three year period following filing thereof. In such case, compensation amounts will be returned net of taxes that were withheld thereon, unless the Office Holder has reclaimed or will reclaim such tax payments from the relevant tax authorities (in which case the Office Holder will also be obligated to return such tax amounts).